FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

4 September 2003

CSR Limited

(Translation of registrant’s name into English)

9 Help Street, Chatswood   NSW   2067   AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CSR commits A$100 million to become a major Australian producer of green electricity

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR Limited
(Registrant)

	By:	/s/ Andree Taylor
(Signature)
General Manager, Investor Relations

Date 4 September 2003

FORWARD-LOOKING STATEMENTS

This Current Report on Form 6-K contains certain forward-looking statements, including statements regarding CSR’s planned Pioneer mill project.  CSR can give no assurances that the actual results will not differ materially from the statements contained herein.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of CSR, which may cause actual results to differ materially from those expressed in the statements contained herein.  Such factors include, among other things, the following:

•                  general economic and business conditions in the Queensland electricity generation market;

•                  competition from other suppliers in the industries in the Queensland electricity generation market ;

•                  the potential loss of major customers or suppliers by the Pioneer mill project (once operational);

•                  costs and availability of raw materials to be used by the Pioneer mill project;

•                  changes in the CSR group entities’ strategies and plans regarding participation in electricity generation;

•                  compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to the  Pioneer mill project.

The foregoing list of factors is not exhaustive.  When relying on forward-looking statements to make decisions with respect to investing in CSR shares, you should carefully consider the foregoing factors and other uncertainties and potential events. CSR does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by CSR or on CSR’s behalf.

For further information regarding risks and uncertainties associated with CSR’s business, please refer to the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and “Risk Factors” sections of CSR’s annual report on Form 20-F, a copy of which may be obtained by contacting CSR’s investor relations department at (61-2) 9235-8053 or at CSR’s website at http://www.csr.com.au/investorcentre/Reports.

CSR COMMITS A$100 MILLION TO BECOME A MAJOR
AUSTRALIAN PRODUCER OF GREEN ELECTRICITY

CSR Limited is set to become one of the largest producers of new renewable energy following the company’s announcement today that it will build a A$100 million “green electricity” plant in North Queensland.

CSR is to construct electricity generating capacity of 63 megawatts at its Pioneer raw sugar mill at Brandon, in the Burdekin River District, south of Townsville.  The process will be fuelled by sugarcane fibre, known as bagasse, which is produced in substantial quantities as part of the sugarcane milling process.

The Pioneer mill project will be completed by June 2005, in time for that year’s sugarcane harvesting and milling season.  With this project CSR will be producing about 12% of Australia’s target for increased renewable energy production. As well as providing revenue from the commercial sale of electricity, the project will earn tradeable renewable energy certificates under the Federal Government’s Mandatory Renewable Energy Target legislation.

As part of this investment, CSR has entered into a 10-year power supply agreement with Queensland Government-owned electricity retailer Ergon Energy Pty Ltd.

The contract, which locks in firm prices for electricity and renewable energy certificates, will help meet Queensland’s future electricity needs, especially in North Queensland. Electricity demand in this region is growing by 3.5% a year – Australia’s fastest growth rate.

This investment will also make the mill more efficient and improve CSR’s processing capabilities for local sugarcane growers.

CSR Managing Director Alec Brennan said, “This is an exciting opportunity for CSR to deliver attractive returns for shareholders.  The project is expected to produce returns above its cost of capital from the first year of operation.

“Increasing renewable energy production will help reduce the impact of movements in the world sugar price on CSR’s sugar business by providing significant, stable revenue to complement and strengthen our sugar milling business.

“The investment is in line with our strategy to develop low risk growth projects allied to our existing businesses,” said Mr Brennan.

About 80% of the new plant’s power capacity will be sold into the Queensland electricity grid, with the balance being used to power the upgraded sugar mill. The project will significantly increase the renewable electricity exported by CSR from 150,000 to 350,000 megawatt hours per annum.

CSR is already a significant producer of renewable energy, currently operating a 50 megawatt plant at its Invicta sugar mill, also in the Burdekin District.  All of CSR’s seven sugar mills, like others in the industry, produce power from waste sugarcane fibre to drive the mills. The Pioneer mill project dramatically lifts the efficiency of the process to allow more power to be sold into the grid.

Mr Brennan added that there are opportunities to develop similar projects at several other mills to continue to grow this business.  The viability of these projects will be enhanced with further progress on the sugar industry legislative reforms.

Helping to meet Australia’s renewable energy targets

Mr Brennan said, “Renewable energy production provides significant growth opportunities for CSR’s sugar business while generating electricity in an environmentally sustainable way.  The Pioneer project will help ensure Australia’s renewable energy targets are met, reducing the nation’s reliance on fossil fuels.

“Generating energy from waste sugarcane fibre is well-understood technology for CSR.  This is a natural extension of our expertise of 130 years in the sugar milling business.’’

4 September 2003

For further information, please call Alec Brennan on +61 2 9235 8099 or Andrée Taylor on +61 2 9235 8053 or 0419 476 588.

NEWS RELEASE: CSR COMMITS A$100 MILLION TO BECOME
A MAJOR AUSTRALIAN PRODUCER OF GREEN ELECTRICITY

BACKGROUND INFORMATION

•                  CSR, Australia’s largest sugar company, manufactures about 40% of the nation’s raw sugar. The company also has a 50% interest in refined sugar joint ventures, which are the leading suppliers in Australia and New Zealand. Other sugar related activities include distilling ethanol.

•                  The sale of green electricity complies with the Federal Government’s Mandatory Renewable Energy Target legislation. As part of its renewable energy strategy, a Mandatory Renewable Energy Target (MRET) was introduced in 2000 to encourage production of electricity from renewable energy sources.

•                  The present legislative requirement is for new electricity generated from renewable resources to equal 2% of the total national electricity market volume by 2010. The legislation is to be in force until 2020.  This requirement is in addition to existing renewable energy production such as hydro power, which currently comprises about 10% of Australia’s electricity market.

•                  In order to ensure the targets are met, the legislation created a market for Renewable Energy Certificates (RECs) which are produced when electricity is generated from renewable fuels.  Renewable energy can therefore derive revenue from both the sale of electricity and from the sale of RECs.

•                  The A$100 million investment includes a dedicated power plant comprising a new boiler, steam turbine generator, cooling towers and improved filtering systems.  This investment will improve the overall production capacity and efficiency of the Pioneer mill to better serve the local sugarcane growers.

•                  CSR is already a significant producer of renewable electricity with operations at all its seven sugar mills with surplus electricity output sold into the electricity market.  CSR’s Invicta mill has produced renewable electricity from surplus sugarcane waste fibre on a commercial basis for supply to the Queensland power grid since 1997.

•                  The proposed project will significantly increase the renewable electricity sold by the company from 150,000 to 350,000 megawatt hours per annum.

•                  By 2005, the total electricity production from CSR’s operations will account for 12% of Australia’s target for increased renewable energy production.

•                  On an annual basis, CSR will be able to produce more Renewable Energy Certificates than have been created to date by any other company.